SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K for the month of February 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1.   Press Release dated February 3, 2005
2.   Press Release dated February 7, 2005
3.   Press Release dated February 10, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: February 28, 2005

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing Introduces Electronic Intelligence
Rapid-Prototyping Platform

Burnaby, BC, Canada — February 3, 2005 — Spectrum Signal Processing Inc. today announced the flexComm™ SDR-2000 ERDP, an electronic intelligence (ELINT) rapid-prototyping and development platform. This fully integrated, commercial-off-the-shelf (COTS) software defined radio platform is designed to promote the rapid development and deployment of intelligence systems targeting the intercept and processing of RADAR signals.

The SDR-2000 ERDP is designed to support the emitter detection and identification functions typical of an ELINT wideband spectral analysis platform. The system provides two receive and one transmit channel at industry standard 213.33 megasamples per second (MSPS) supporting a 160 MHz Intermediate Frequency (IF) with bandwidths in excess of 80 MHz. Each of the received IF channels is digitized and forwarded concurrently to both a spectral analysis functional block and a delay-buffer/channel processing functional block. This concurrent processing is a critical feature to enable simultaneous spectral analysis and channel processing in real-time without missing any samples. The SDR-2000 ERDP supports specific emitter identification. Digital input/output is provided for control of radio frequency (RF) front-ends for applications where each channel continuously “stares” at a single frequency band, or where the RF front-ends are stepped through a larger frequency band as part of a search strategy. The transmit channel can be used to calibrate and test each of the receive channels, and provides a mechanism for supporting non-collocated electronic attack within the same platform. Additional product information can be found at http://www.spectrumsignal.com/products/pci-x/sdr_2000_erdp.asp.

“Our goal in designing the SDR-2000 ERDP was to accelerate the field deployments of our ELINT customers,” said Mark Briggs, Spectrum’s Director of Marketing. “The platform supports multi-channel development using a highly scalable and modular architecture. It can be deployed as-is in many ELINT settings and its flexibility allows it to be rapidly customized. This allows developers to mitigate technical, cost and schedule risks throughout the development and deployment of their complex ELINT programs.” He continues, “The SDR-2000 ERDP is our third application-specific platform, joining the satellite communications (SATCOM)-focused SDR-2000 SRDP and the military communications (MILCOM)-focused SDR-3000 MRDP.”

The SDR-2000 ERDP is a PCI/PCI-X-based platform incorporated on a 2U Dual Intel® Xeon™ server supporting Red Hat Enterprise Linux ES. It uses a high performance Xilinx® Virtex-II Pro™ field programmable gate array (FPGA)-based, Joint Airborne SIGINT Architecture (JASA)-compliant, wideband IF transceiver module (XMC-3310) for the IF conversion and spectral analysis functions, with support for up to a 32K point FFT per IF channel while maintaining real-time performance. A Virtex-II-based processing engine (ePMC-8120) module provides the processing necessary to extract emitters at the frequencies of interest identified in the spectral analysis section, with the on-board double data rate (DDR) SDRAM allowing for a delay buffer of greater than 500 milliseconds. Identification of extracted emitters is supported on the dual Xeon processors. The modules are interconnected through a high-speed communications fabric and hosted on multiple ePMC/XMC-to-PCI-X PRO-2900 carrier cards. The PCI-X bus interface provides the interconnection between the Xeon processors and the modules. The package includes Spectrum’s quicComm™ software, which is a hardware abstraction layer that facilitates code portability. Comprehensive software examples that demonstrate application data flows are also provided.

The SDR-2000 ERDP is available for order immediately.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

1

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Intel is a registered trademark of Intel Corporation
™ Xeon is a trademark of Intel Corporation
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-II Pro is a trademark of Xilinx Inc.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Phone: 604.676.6743	Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

2

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Signal Processing Reports Fourth Quarter and
2004 Year End Results

Burnaby, B.C., Canada — February 7, 2005 — Spectrum Signal Processing Inc. today announced its financial results for its fourth quarter and fiscal year ended December 31, 2004. Spectrum reports all results in US dollars and in accordance with US GAAP. Fourth quarter financial highlights include:

•	Revenue of $4.6 million;

•	Gross margins of $2.8 million, or 61% of revenue;

•	Net operating expenses of $2.5 million;

•	Net earnings of $294,000, or $0.02 per share; and,

•	A cash balance of $3.3 million at December 31, 2004.

“2004 was a strong year for Spectrum from both a strategic and a financial perspective,” stated Pascal Spothelfer, Spectrum’s President and CEO. “We began the year with a commitment to our shareholders, our customers and our staff to return Spectrum to profitability. We delivered on this promise with an unwavering focus on our core defense electronics business. Moreover, we significantly enhanced our position as the leading commercial-off-the-shelf provider of software defined radio solutions for defense and satellite communications applications, as exhibited by our 34 active design-ins at year-end.”

FINANCIAL RESULTS

Revenues for the fourth quarter of 2004 were $4.6 million, a decrease of 4% compared to revenues of $4.8 million for the third quarter of 2004 and a decrease of 2% compared to revenues of $4.7 million for the fourth quarter of 2003.

Wireless revenues were $4.2 million for the fourth quarter of 2004, an increase of 11% compared to wireless revenues of $3.8 million for the third quarter of 2004 and $3.8 million for the fourth quarter of 2003. Packet-voice revenues were $0.4 million for the fourth quarter of 2004, a decrease of 60% compared to packet-voice revenues of $1.0 million for the third quarter of 2004 and a decrease of 56% compared to packet-voice revenues of $0.9 million for the fourth quarter of 2003. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects revenues from packet-voice products and services to be nominal in 2005.

The company’s gross margin for the fourth quarter of 2004 was $2.8 million, or 61% of revenue, compared $2.7 million, or 56% of revenue, for the third quarter of 2004 and $2.9 million, or 62% of revenue, for the fourth quarter of 2003.

Operating expenses for the fourth quarter of 2004 were $2.5 million, compared to $2.4 million for the third quarter of 2004 and $3.9 million for the fourth quarter of 2003. Operating expenses for the fourth quarter of 2004 included a $277,000 expense offset recorded pursuant to the company’s research and development funding agreement with Technology Partnerships Canada.

Spectrum recorded net earnings of $294,000 for the fourth quarter of 2004, or $0.02 per share, compared to net earnings of $309,000, or $0.02 per share, for the third quarter of 2004 and a loss of $0.9 million, or $0.06 per share, for the fourth quarter of 2003.

Spectrum’s cash position, net of bank indebtedness, at December 31, 2004 stood at $3.3 million, compared to $1.8 million at September 30, 2004.

Spectrum recorded revenues of $17.9 million for fiscal 2004, compared to revenues of $19.6 million for fiscal 2003. Spectrum generated a gross margin of $10.5 million, or 59% of revenue, in fiscal 2004, compared to a gross margin of $11.1 million, or 57% of revenue, in fiscal 2003. The company recorded a net loss of $1.6 million in fiscal 2004, or $0.09 per share, including restructuring-related charges of $2.6 million. Spectrum posted a net loss of $4.8 million, or $0.33 per share, in fiscal 2003.

OPERATIONAL HIGHLIGHTS

During the fourth quarter of 2004, Spectrum announced:

•	A contract with the US Space and Naval Warfare Systems Command, which will use Spectrum’s flexComm™ HCDR-1000 platform to develop an Ultra High Frequency Characterization System;

•	A contract with Oak Ridge National Laboratory to jointly develop a suite of multi-purpose software-defined radio frequency identification (RFID) interrogators under three funded programs. The RFID readers will address a variety of military logistics, homeland security and commercial transportation applications;

•	A contract with Techno-Sciences, Inc. for the supply of an integrated SATCOM subsystem to be deployed in a satellite-based search and rescue application. The development is being funded by the National Aeronautics and Space Administration Goddard Space Flight Center;

•	A contract with a North American-based defense contractor, which will use Spectrum’s flexComm SDR-3000 product for its internal development activities targeted at the Joint Tactical Radio System program;

•	A contract with an agency of the US Department of Defense, which will use Spectrum’s flexComm HCDR-1000 for an undisclosed signals intelligence program;

•	A contract with a North American-based defense contractor, which will use Spectrum’s flexComm SDR-3000 platform to research software defined radio technologies with the objective of upgrading its current generation of broadly deployed military radios to be software defined and allowing them to interoperate with Joint Tactical Radio System compliant networks;

•	The availability of the flexComm TM1-3902 digital intermediate frequency interface module and reference design kit for its industry leading SDR-3000 software defined radio platform. The TM1-3902 is targeted at customers who require their own custom digital IF interface between radio frequency front-ends and Spectrum’s Software Communications Architecture-enabled SDR-3000 products;

•	The availability of the flexComm SDR-3000 MRDP, a MILCOM Rapid-Prototyping Development Platform. The SDR-3000 MRDP is the industry’s first “RF to Ethernet” commercial off-the-shelf, integrated, black-side processing system targeted at Joint Tactical Radio System and other military communications developers; and,

•	The availability of the flexComm TM1-3350 transition module, a wideband dual analog-to-digital and dual digital-to-analog converter module. The module is targeted at wide bandwidth applications including military satellite communications, electronic warfare, direction finding and smart antenna applications.

Subsequent to December 31, 2004:

•	Spectrum announced the engagement of a banking syndicate for a private placement of approximately Cdn$9 million ($7.5 million) of equity securities on a best efforts basis. The proceeds of the proposed offering are expected to be used for general working capital purposes and for certain growth initiatives that may include company or product line acquisitions.

CONFERENCE CALL INFORMATION

Spectrum will conduct a conference call and live audio webcast on February 7, 2005 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone by dialing 1.800.387.6216, or via audio webcast at www.spectrumsignal.com. A replay of the call will be available from February 7, 2005 to March 4, 2005 and can be accessed by dialing 1.416.695.5800 followed by the access code 3135393#, or by visiting www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended December 31,		Twelve months ended December 31,
	2003	2004	2003	2004

	(Unaudited)	(Unaudited)

Sales	$4,728	$4,597	$19,628	$17,858
Cost of sales	1,782	1,810	8,538	7,380

	2,946	2,787	11,090	10,478

Expenses
Administrative	1,119	848	4,763	3,647
Sales and marketing	978	639	4,705	2,491
Research and development	1,220	862	4,783	2,763
Amortization	232	151	886	582
Write-down of capital assets	293	—	529	270
Restructuring charges	31	(6)	181	2,312

	3,873	2,494	15,847	12,065

Earnings (loss) from operations	(927)	293	(4,757)	(1,587)

Other
Interest expense	14	1	42	14
Other income	(1)	(2)	(7)	(9)

	13	(1)	35	5

Net earnings (loss)	(940)	294	(4,792)	(1,592)

Deficit, beginning of period	(19,013)	(21,839)	(15,161)	(19,953)

Deficit, end of period	$(19,953)	$(21,545)	$(19,953)	$(21,545)

Earnings (loss) per share
Basic	$(0.06)	$0.02	$(0.33)	$(0.09)
Diluted	$(0.06)	$0.02	$(0.33)	$(0.09)

Weighted average shares
Basic	14,737,627	17,883,610	14,733,711	16,928,135
Diluted	14,737,627	18,880,522	14,733,711	16,928,135

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	December 31,
ASSETS	2003	2004

Current assets
Cash and cash equivalents	$458	$3,326
Restricted cash	—	73
Trade receivables, net of allowance for doubtful accounts of $403 (2003 — $298)	3,930	3,736
Receivable from Technology Partnerships Canada	298	257
Inventories	1,824	1,784
Prepaid expenses	120	157

	6,630	9,333

Capital assets	1,778	1,370
Other assets	—	274

	$8,408	$10,977

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,859	$1,770
Accrued liabilities and other current liabilities	1,945	1,814
Deferred revenue	—	216

	3,804	3,800

Long-term obligations	714	905

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,369,644 (2003 — 14,751,724)	24,997	28,857
Additional paid-in capital	667	667
Warrants	—	114
Deficit	(19,953)	(21,545)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	6,272

	$8,408	$10,977

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended December 31,		Twelve months ended December 31,
	2003	2004	2003	2004

	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net earnings (loss)	$(940)	$294	$(4,792)	$(1,592)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities
Amortization	232	157	886	609
Write-down of capital assets	293	—	529	270
Non-cash portion of restructuring charges	31	(6)	181	1,365
Changes in operating assets and liabilities
Restricted cash	—	(11)	—	(73)
Accounts receivable	217	427	1,155	235
Inventories	433	217	590	40
Prepaid expenses	107	26	12	(37)
Accounts payable	(8)	133	(487)	(89)
Accrued liabilities	(335)	(508)	(592)	(1,305)
Deferred revenue	—	216	—	216

Net cash provided by (used for) operating activities	30	945	(2,518)	(361)

Cash flows from investing activities
Purchase of capital assets	(86)	(308)	(560)	(444)
Proceeds from disposition of capital assets	—	—	33	—

Net cash used for investing activities	(86)	(308)	(527)	(444)

Cash flows from financing activities
Repayment of bank indebtedness	(77)	—	—	—
Issue of shares from share purchase warrants and options	23	894	23	1,695
Issue of shares for cash, net of issue costs	—	—	—	1,978

Net cash provided by (used for) financing activities	(54)	894	23	3,673

Net increase (decrease) in cash and cash equivalents during the period	(110)	1,531	(3,022)	2,868
Cash and cash equivalents, beginning of period	568	1,795	3,480	458

Cash and cash equivalents, end of period	$458	$3,326	$458	$3,326

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E

Spectrum Delays Proposed Private Placement

Burnaby, BC, Canada — February 10, 2005 — Spectrum Signal Processing Inc. today announced that it will delay its proposed Cdn$9 million private placement of equity securities.

“While we have witnessed strong interest in our private placement, we believe that at current pricing levels the dilutive impact on our current shareholders would exceed the benefits,” stated Pascal Spothelfer, Spectrum’s President and CEO. “The fundamental drivers behind our financing were strategic in nature. These include enhancing Spectrum’s balance sheet and pursuing certain non-organic growth opportunities. These rationales remain valid. Our strong cash balance at December 31, 2004, however, provides us with the flexibility to resume a financing at a more appropriate valuation level in the future.”

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS

Brent Flichel
Business Media and Investor Relations
Phone: 604.421.5422
Email: brent_flichel@spectrumsignal.com